INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 30, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-248114)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 29, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of 361 Managed Futures Strategy Fund (the “Acquired Fund”), a series of the Registrant, into 361 Global Managed Futures Strategy Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be incorporated into the Registrant’s filing pursuant to Rule 497 of the Securities Act of 1933 that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Combined Proxy Statement and Prospectus

1.	Please add the statement required by Rule 481(b)(1) of the Securities Act of 1933 (as required by Item 1(b)(6) of Form N-14) to the front cover page of the Combined Proxy Statement and Prospectus.

Response: The Registrant has moved the statement required by Rule 481(b)(1) to page 1 of the Combined Proxy Statement and Prospectus:

The Securities and Exchange Commission and the Commodity Futures Trading Commission have not approved or disapproved these securities or passed upon the adequacy of this Combined Proxy Statement and Prospectus. Any representation to the contrary is a criminal offense.

2.	The terms of the Registrant’s exemptive order provide that the advisor disclose (as a dollar amount and as a percentage of a fund’s net assets): (a) the aggregate fees paid to the advisor, (b) the aggregate fees paid to non-affiliated sub-advisors, and (c) the fees paid to each affiliated sub-advisor. Given that there is only one non-affiliated sub-advisor and no aggregated fees to disclose, the Registrant should disclose the fees payable to RCM including whether the advisor pays this fee to RCM from the fee the advisor receives from the Fund.

Response: The Registrant has added the following disclosure to the third paragraph under “Proposed RCM Trading Advisory Agreements:”

Under the terms of the RCM Trading Advisory Agreements, RCM will not be liable for any error of judgment, any act or omission, any mistake of law, or for any loss suffered by the trading advisor, a Fund, or a Subsidiary in connection with matters to which the RCM Trading Advisory Agreements relate, except for a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of RCM in the performance of its duties or from reckless disregard by RCM of its duties under the RCM Trading Advisory Agreements. The form of the Proposed RCM Trading Advisory Agreement with respect to the Subsidiaries and the proposed RCM Trading Advisory Agreement with respect to the Funds are attached to this Combined Prospectus and Proxy Statement as Appendix F and Appendix G, respectively. Under the RCM Trading Advisory Agreement, RCM will receive a portion of 361 Capital’s net fee accrued from the Fund (after giving effect to any expense reimbursements/waivers pursuant to 361 Capital’s expense reimbursement agreement with the Fund), as follows: Months 1 through 6: 10% of 361 Capital’s net fee; Months 7 through 12: 30% of 361 Capital’s net fee; Months 13 through 18: 40% of 361 Capital’s net fee; Month 19 and until termination of this Agreement: 60% of 361 Capital’s net fee, calculated daily and payable monthly. 361 Capital will pay RCM a trading advisory fee for its services in connection with each trading advisory agreement from the fee 361 Capital receives from the Funds and Subsidiaries.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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